SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the
Securities Exchange Act of 1934

For fiscal year ended November 13, 2001

Commission File No. 1-442

VOLUNTARY SAVINGS PLAN FOR BAO FLORIDA IAM EMPLOYEES

THE BOEING COMPANY
7755 East Marginal Way South
M/C 11-57
Seattle, Washington 98108

VOLUNTARY SAVINGS PLAN FOR BAO FLORIDA IAM EMPLOYEES

INDEX

	Sequentially Numbered Pages
AUTHORIZED SIGNATURE	1
FINANCIAL STATEMENTS:	
Letter of Unaudited Presentation	4
Statements of Net Assets Available for Benefits November 13, 2001 and December 31, 2000	5
Statements of Changes in Net Assets Available for Benefits Years ended November 13, 2001 and December 31, 2000	6
Notes to Financial Statements Years ended November 13, 2001 and December 31, 2000	7 - 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLUNTARY SAVINGS PLAN FOR
BAO FLORIDA IAM EMPLOYEES

By ______________________
Scott M. Buchanan
Director, Employee Benefits Operations

Date: MAY 6 2002

VOLUNTARY SAVINGS PLAN FOR BAO FLORIDA IAM EMPLOYEES

FINANCIAL STATEMENTS FOR THE
PERIOD FROM JANUARY 1, 2001, THROUGH
NOVEMBER 13, 2001, AND THE
YEAR ENDED DECEMBER 31, 2000,
UNAUDITED

VOLUNTARY SAVINGS PLAN FOR BAO FLORIDA IAM EMPLOYEES

TABLE OF CONTENTS

	Page
FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1, 2001 THROUGH NOVEMBER 13, 2001, AND THE YEAR ENDED DECEMBER 31, 2000:	
Statements of net assets available for benefits - unaudited	2
Statements of changes in net assets available for benefits - unaudited	3
Notes to financial statements - unaudited	4

The Boeing Company
P.O. Box 3707
Seattle, WA 98124-2207

BOEING

Employee Benefit Plans Committee and Members
The Boeing Company
Seattle, Washington

We have presented the accompanying statements of net assets available for benefits - unaudited of the Voluntary Savings Plan for BAO Florida IAM Employees as of November 13, 2001, and December 31, 2000 and the related statements of changes in net assets available for benefits - unaudited for the period from January 1, 2001, through November 13, 2001, and the year ended December 31, 2000.

The unaudited financial statements and notes are presented using generally accepted accounting principles (GAAP) accepted in the United States of America and are the responsibility of the Employee Benefit Plans Committee of The Boeing Company.

May 10, 2002

VOLUNTARY SAVINGS PLAN FOR BAO FLORIDA IAM EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - UNAUDITED
NOVEMBER 13, 2001, AND DECEMBER 31, 2000

	2001 Unaudited	2000 Unaudited
ASSETS:		
Investments, at contract value:		
Guaranteed investment contracts	$ -	$ 797,012
Investments, at fair value:		
Mutual funds		2,051,138
Boeing common stock		539,418
Loans to members		148,746
Total assets		3,536,314
LIABILITIES:		
Administrative expenses payable		347
NET ASSETS AVAILABLE FOR BENEFITS	$ -	$ 3,535,967

VOLUNTARY SAVINGS PLAN FOR BAO FLORIDA IAM EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - UNAUDITED
PERIOD FROM JANUARY 1, 2001, THROUGH NOVEMBER 13, 2001,
AND YEAR ENDED DECEMBER 31, 2000

	2001 Unaudited	2000 Unaudited
ADDITIONS:		
Member contributions	$ 108,276	$ 160,275
Employer contributions	46,516	56,897
Investment income	89,442	114,300
Net appreciation (depreciation) in fair value of investments	(445,136)	30,068
Total additions	(200,902)	361,540
DEDUCTIONS:		
Benefits and withdrawals	144,910	299,335
Administrative expenses	5,631	11,804
Total Deductions	150,541	311,139
NET ADDITIONS (DEDUCTIONS)	(351,443)	50,401
TRANSFER OF MEMBER ACCOUNTS	(3,184,524)	
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of period	3,535,967	3,485,566
End of period	$ -	$ 3,535,967

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the Voluntary Savings Plan for BAO Florida IAM Employees (the Plan) provides only general information. Members should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan was a defined contribution savings plan that covered the hourly employees of Boeing Aerospace Operations, Inc. (the Company) who were represented by the International Association of Machinists and Aerospace Workers, AFL-CIO. Eligible employees, as defined by the Plan, were able to elect to participate on the first day of the month following their employment commencement date.

Investors Bank & Trust Company served as trustee from April 21, 2000, to May 31, 2001. Sterling Trust Company served as custodian from June 1, 2001, to November 13, 2001.

Effective November 13, 2001, based on the closing market values as of November 9, 2001, the Plan was merged into the BAO Voluntary Savings Plan (BAO VSP), the assets of which were held in The Boeing Company Voluntary Investment Plan and Employee Financial Security Plan Master Trust (the VIP/FSP Master Trust). Sterling Trust Company was terminated as custodian for the assets of the Plan, and State Street Bank and Trust Company (State Street) was named as the trustee under the VIP/FSP Master Trust. The market value of the assets transferred from Sterling Trust Company to State Street was as follows:

Stable Value Fund (Guaranteed investment contracts) (Fund A)	$ 1,348,749
Independence Balanced Fund (Fund B)	242,463
Independence Diversified Core Equity Fund II (Fund C)	1,165,098
Boeing Stock Fund	311,280
Loans	116,934
	$ 3,184,524

Each fund's assets were transferred to an investment fund in the VIP/FSP Master Trust. The Stable Value Fund was transferred in-kind to State Street's BAO Stable Value Fund. The Boeing Stock Fund was transferred in-kind. The Independence Balanced Fund and the Independence Diversified Core Equity Fund II were liquidated and the proceeds transferred to State Street's Balanced Index

Fund and S&P 500 Index Fund, respectively. The loan assets were transferred to a State Street loan account.

Contributions: Under terms of the Plan, members were able to make contributions by electing to defer between 1% and 15% of their base compensation subject to statutory limitations, with the Company contributing an amount equal to 50% of the first 8% of the member's contributions to the Plan. Members' account balances were valued on a daily basis. Members could change their elective contribution percentage once each month.

Vesting: Members were immediately vested in their elective contributions and earnings thereon. Vesting in Company contributions occurred in increments of 20% for each year of employment, with the employee being 100% vested after the fifth year. Employees also became 100% vested at age 65.

Loans: Members were permitted to borrow up to 50% of their elective account balance. The Plan required that loans be at least $1,000 and not exceed $50,000. The interest rate on new loans was set every month equal to the prime rate published in the *Wall Street Journal* as of the last business day of the month preceding the date of the loan. The range of interest rates was 6.0% to 9.50% for the period from January 1, 2001, through November 13, 2001. Loan repayments, consisting of principal and interest, were made through regular payroll deductions over a period of up to 60 months for personal loans and over a longer period for loans used to finance the purchase of a principal residence. Interest on loans was credited to the member's account. If a member's employment terminated for any reason and the loan was not repaid in full within 90 days, the remaining unpaid balance was cancelled and became taxable income to the member or, in the case of death, the member's beneficiary.

Benefits: Benefits were payable as a lump sum to members upon termination of service or, in the case of death, to the member's beneficiary. Upon termination members could elect to defer receipt of payment. Members who reached age 65 prior to retirement could have the option of receiving benefits in equal installments over five or 10 years. A member who reached age 70½ and remained employed on April 1 following the year the member reached age 70½ could elect to receive payment or, if no election was made, payment was deferred until termination of service.

Withdrawals: Member withdrawals from elective contribution accounts were subject to certain hardship rules provided by the Plan. Company contributions could be fully withdrawn upon termination of employment, subject to certain vesting restrictions that limited withdrawals if the employee had less than five years of vesting service.

Investments: Upon enrollment in the Plan, members were able to direct their contributions to the four investment options of the Plan. Funds were valued daily and members could elect to change their investment allocations on a daily basis. Contributions received, but not yet allocated, and benefit payments awaiting payment were held in the Short Term Investment Fund.

The following investment options were provided by the Plan:

Guaranteed investment contracts (GICs): Investment contracts with John Hancock Life Insurance Company, Travelers Life and Annuity Insurance Company, New York Life Insurance Company, and Metropolitan Life Insurance Company (collectively, the Insurance Companies).

Independence Balanced Fund: A mutual fund that invests in a balanced portfolio allocated between equity securities and fixed income securities.

Independence Diversified Core Equity Fund II: A mutual fund that invests in equity securities.

Boeing Stock Fund: A fund that invests in common stock of The Boeing Company (Boeing).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting: The accompanying unaudited financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investments: Investments were valued as follows:

- Guaranteed investment contracts were valued at contract value.
- Shares in mutual funds were valued at quoted market prices, which represented the net asset value as of the last trading day of the year.
- Shares in Boeing stock were valued at quoted market prices, which represented security values as of the last trading day of the year.
- Member loans were valued at cost, which approximated fair value.

Investment income was accrued as earned. Investment transactions were recorded on their trade date. The net appreciation in fair value of investments included both realized and unrealized gains or losses and was calculated as the difference between the fair value of the assets at the beginning of the Plan year or purchase date in the current year and the fair value of the assets at the end of the year or sales date.

Insurance contracts excluded from Plan assets: Upon retirement, members could elect to receive a lump-sum payment or equal installment payments for five or 10 years. If the latter election was made, the Plan purchased an annuity contract from a life insurance company selected by the Employee Benefit Plans Committee of The Boeing Company. The contracts were excluded from Plan assets.

Forfeitures: Upon termination of service, any portion of the balance in a member's Company account that was not vested was forfeited and applied to reduce the amount of Company contributions otherwise payable. The amounts forfeited in 2001 and 2000 were $0 and $1,891, respectively.

Benefits and withdrawals: Benefits and withdrawals were recorded when paid.

Expenses: Effective January 1, 2000, the Plan was amended to allow additional expenses considered necessary and proper to be paid by the Plan except for those expenses the Company was required by law or chose to pay.

NOTE 3: GUARANTEED INVESTMENT CONTRACTS

The Plan provided GICs with the Insurance Companies as a participant-directed investment vehicle for members. The contracts were included in the unaudited financial statements at contract value (which represented contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because they were fully benefit responsive. There were no reserves against contract value for credit risk of the contract issuer or otherwise. The yield and crediting rates for the period from January 1, 2001, through November 13, 2001, and the year ended December 31, 2000, ranged from 5.48% to 7.29% for each period.

NOTE 4: INVESTMENTS

During the period from January 1, 2001, through November 13, 2001, and the year ended December 31, 2000, net realized and unrealized gain (loss) on investments by type of investment (including investments bought and sold, as well as held during the year) was as follows:

	2001 Unaudited	2000 Unaudited
Mutual funds	$ (183,757)	$ (93,730)
Boeing common stock	(261,379)	123,798
Net appreciation in fair value of investments	$ (445,136)	$ 30,068

The following investments represented 5% or more of the Plan's assets available for benefits at November 13, 2001, and December 31, 2000:

Issuer	Description	Contract value/ Fair market value 2001 Unaudited	Contract value/ Fair market value 2000 Unaudited
Metropolitan Life Insurance Company	Guaranteed investment contract 7.29%, due 12/31/02	$ -	$ 270,879
John Hancock Life Insurance Company	Independence Diversified Core Equity Fund II		1,314,317
John Hancock Life Insurance Company	Independence Balance Fund		204,005
John Hancock Life Insurance Company	Short Term Investment Fund		532,817
The Boeing Company	Boeing common stock		539,419

NOTE 5: TAX STATUS

The Internal Revenue Service determined and informed the Company by a letter dated May 9, 2000, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended since receiving the determination letter. However, the Plan administrator believes that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's tax-exempt status was not affected and no provision for income taxes was included in the Plan's financial statements.